EXHIBIT 99.1

First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Presented in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT JUNE 30, 2024 AND DECEMBER 31, 2023

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	June 30, 2024	December 31, 2023

Assets
Current
Cash and cash equivalents	$10,368	$12,211
Marketable securities (Note 3)	2,845	263
Prepaid expenses, accounts and other receivables (Note 4)	809	875
Total current assets	14,022	13,349

Non-current
Mineral properties (Note 5)	240,964	244,234
Investment in PC Gold Inc. (Note 6)	21,527	21,527
Investment in NexGold Mining Corp. (Note 7)	-	3,269
Investment in Big Ridge Gold Corp. (Note 8)	-	1,406
Property and equipment	2,063	2,101
Other assets	323	181
Total non-current assets	264,877	272,718
TOTAL ASSETS	$278,899	$286,067

LLIABILITIES
Current
Accounts payable and accrued liabilities (Note 11)	$4,606	$4,828
Current portion of lease liability	82	158
Flow-through share premium liability (Note 12)	2,415	1,225
Option – PC Gold (Note 6)	4,576	4,576
Current portion of other liabilities (Note 5 & 9)	400	400
Total current liabilities	12,079	11,187

Non-current
Lease liability	210	14
Provision for environmental remediation (Note 5(b))	1,500	1,500
Provision for Pickle Crow reclamation funding (Note 6)	151	151
Silver Stream derivative liability (Note 10)	49,181	34,295
Other liabilities (Note 5 & 9)	52	526
Total non-current liabilities	51,094	36,486
TOTAL LIABILITIES	$63,173	$47,673

SHAREHOLDERS’ EQUITY
Share capital (Note 13)	360,507	354,913
Warrant and share-based payment reserve (Note 13)	54,614	53,623
Accumulated other comprehensive loss	(4,949)	(4,561)
Accumulated deficit	(194,446)	(165,581)
Total shareholders’ equity	215,726	238,394
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$278,899	$286,067
Nature of Operations and Going Concern (Note 1) Subsequent Events (Note 18)
The consolidated financial statements were approved by the Board of Directors: Signed: “Keith Neumeyer”, Director Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

OPERATING EXPENSES (Note 14)
General and administration	$945	$1,478	$2,198	$3,178
Exploration and evaluation	179	146	400	251
Investor relations and marketing communications	316	322	700	697
Corporate development and due diligence	175	289	449	372
Impairment of non-current assets (Note 5 (c))	-	-	11,955	-
Loss from operational activities	(1,615)	(2,235)	(15,702)	(4,498)

OTHER ITEMS
Gain on disposal of asset	-	(335)	-	(7,045)
Interest and other income	(246)	(163)	(503)	(489)
Investments fair value (gain)/loss	13	(29)	13	(29)
Foreign exchange (gain)/loss	(32)	109	(108)	145
Other (income)/expenses	(105)	30	89	45
Fair value loss/(gain) on Silver Stream liability (Note 10)	10,985	(699)	14,886	2,921
Loss before income taxes	$(12,230)	$(1,148)	$(30,079)	$(46)
Deferred income tax recovery	442	362	609	953
Equity gain/(loss) of equity accounted investments (Note 6,7,8)	1,224	(363)	605	(529)
Net (loss)/income for the period	$(10,564)	$(1,149)	$(28,865)	$378

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to net income:
Investments fair value (loss)/gain	(230)	(437)	(388)	34
Other comprehensive (loss)/income	(230)	(437)	(388)	34

Net income (loss) and comprehensive income (loss) for the period	$(10,794)	$(1,586)	$(29,253)	$412
Income/(loss) per share
Basic and Diluted	$(0.01)	$(0.00)	$(0.03)	$0.00
Weighted average number of shares outstanding
Basic	926,731,488	810,158,035	922,235,196	807,997,710
Diluted	926,731,488	810,358,105	922,554,906	808,197,780

The accompanying notes are an integral part of these condensed interim consolidated annual financial statements.

3

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	Six months ended June 30,
	2024	2023

Cash flows from operating activities
Net (loss) income for the period	$(28,865)	$378
Adjustments for:
Share-based payments (Note 13)	907	963
Depreciation	246	237
(Gain)/loss on sale of asset	-	(335)
Impairment of non-current asset (Note 5 (c))	11,955	-
Gain on investment reclassification	(145)	-
Gain on sale of royalty	-	(6,710)
Investments fair value (gain)/loss	13	(29)
Fair value loss on Silver Stream derivative liability (Note 10)	14,886	2,921
Accrued interest receivable	(82)	(68)
Other expenses	(5)	38
Unrealized foreign exchange (gain)/loss	(108)	145
Deferred income tax recovery	(609)	(953)
Equity and dilution loss on equity accounted investments	(605)	529
Operating cash flows before movements in working capital	(2,412)	(2,884)
Changes in non-cash working capital items:
(Increase)/decrease in accounts and other receivables	(4)	(63)
(Increase)/decrease in prepaid expenditures	141	1
Increase/(decrease) in accounts payables and accrued liabilities	(170)	(234)
Total cash used in operating activities	(2,445)	(3,180)
Cash flows from investing activities
Mineral property expenditures (Note 5)	(9,350)	(9,981)
Proceeds from sale of investments (Note 3 & 8)	3,228	462
Property and equipment purchases	(160)	(319)
Proceeds from sale of royalties	-	4,680
Cash expended in acquisitions	(100)	-
Investment in Guaranteed Investment Certificate	-	(4,797)
Total cash used in investing activities	(6,382)	(9,955)
Cash flows from financing activities
Proceeds from private placements (Note 13)	6,950	5,000
Share issuance cost	9	(127)
Repayment of lease liability	(71)	(70)
Finance costs paid	(13)	(14)
Total cash used in financing activities	6,875	4,789
Foreign exchange effect on cash	109	22
Change in cash and cash equivalents	(1,843)	(8,324)
Cash and cash equivalents, beginning	12,211	13,558
Cash and cash equivalents, ending	$10,368	$5,234
Cash	8,045	5,151
Term deposits	2,323	83
Cash and cash equivalents, ending	$10,368	$5,234

The accompanying notes are an integral part of these condensed interim consolidated annual financial statements.

4

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited - Presented in thousands of Canadian dollars, except share and per share amounts)

	Number of common shares	Share capital	Warrant reserve	Share- based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2022	802,226,149	$340,963	$25,063	$24,526	$(4,337)	$(158,545)	$227,670
Proceeds from private placements	18,518,519	4,676	324	-	-	-	5,000
Flow through share premium liability	-	(1,759)	-	-	-	-	(1,759)
Share issuance cost	-	(127)	-	-	-	-	(127)
Shares issuance on acquisition of mineral properties and property, plant and equipment	6,445,393	1,307	-	-	-	-	1,307
Settlement of restricted share units	539,998	177	-	(177)	-	-	-
Share-based payments	-	-	-	1,877	-	-	1,877
Income for the period	-	-	-	-	-	378	378
Other comprehensive income/(loss)	-	-	-	-	34	-	34
Balance as at June 30, 2023	827,730,059	$345,237	$25,387	$26,226	$(4,303)	$(158,167)	$234,380
Balance as at December 31, 2023	916,414,375	$354,913	$26,453	$27,170	$(4,561)	$(165,581)	$238,394
Proceeds from private placement	41,212,121	6,950	-	-	-	-	6,950
Share issued for finders’ fee	2,740,376	345	-	-	-	-	345
Share issuance cost	-	(404)	-	-	-	-	(404)
Flow-through share premium liability	-	(1,798)	-	-	-	-	(1,798)
Shares issuance on acquisition of mineral properties and property, plant and equipment (Note 5 & 9)	2,769,156	428	-	(198)	-	-	230
Settlement of restricted share units	223,334	73	-	(73)	-	-	-
Share-based payments	-	-	-	1,262	-	-	1,262
Loss for the period	-	-	-	-	-	(28,865)	(28,865)
Other comprehensive income/(loss)	-	-	-	-	(388)	-	(388)
Balance as at June 30, 2024	963,359,362	$360,507	$26,453	$28,161	$(4,949)	$(194,446)	$215,726

The accompanying notes are an integral part of these condensed interim consolidated interim financial statements.

5

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

1.  NATURE OF OPERATIONS AND GOING CONCERN

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005 and changed its name to First Mining Gold Corp. in January 2018.

First Mining is advancing a portfolio of gold projects in Canada, with the most advanced projects being the Springpole Gold Project in northwestern Ontario and the Duparquet Gold Project in the Abitibi region of Québec. First Mining’s portfolio of gold projects in eastern Canada also includes the Cameron project. In addition, the Company holds a 30% interest in PC Gold Inc., the legal entity which holds the Pickle Crow gold project which is being advanced by FireFly Metals Ltd. (“FireFly Metals”), and a 20% direct project interest in the Hope Brook Project.

Going Concern

The Company’s unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to continue its operations for at least twelve months from June 30, 2024 and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The Company has not generated revenue from operations to date and will require additional financing or outside participation to undertake further advanced exploration of its mineral properties.  Future operations of the Company are dependent upon its ability to raise additional equity financing and maintain sufficient working capital and upon future production or proceeds from the dispositions of its mineral property interests.

As of June 30, 2024, the Company had cash and cash equivalents of $10,368,000, a working capital of $1,943,000, which is calculated as current assets less current liabilities, and accumulated deficit of $194,446,000.  For the six months ended June 30, 2024, the Company incurred a net loss of $28,865,000 and used cash in operating activities of $2,412,000. The Company’s operations to date have been financed by the issuance of common shares, sale of investments and royalties, and the exercise of stock options. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and liquidate its investments as necessary.   There can be no assurance that the Company will be able to continue to secure additional financings in the future, and if they are secured, that they would be on terms that are favourable. This gives rise to a material uncertainty that may raise substantial doubt about the Company’s ability to continue as a going concern.

These unaudited condensed interim consolidated financial statements do not give effect to any adjustments to the carrying values of the assets and liabilities, the reported expenses, and the statements of financial position classifications used that would be necessary should the Company be unable to continue as going concern. Such adjustments could be material.

6

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

2. BASIS OF PRESENTATION

These unaudited condensed interim financial statements (“financial statements”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements under International Accounting Standard 34 Interim Financial Reporting. These financial statements do not include all disclosures required for annual financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited financial statements for the years ended December 31, 2023 and 2022.

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The financial statements are presented in thousands of Canadian dollars, unless otherwise noted, and tabular amounts are presented in thousands of Canadian dollars. These consolidated financial statements include the accounts of the Company and its subsidiaries. The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar.

In preparing the Company’s financial statements for the three and six months ended June 30, 2024, the Company used the same accounting policies, methods of computation and accounting policy judgments and estimates as in the annual consolidated financial statements for the year ended December 31, 2023. Additionally, the areas of estimation uncertainty remain unchanged from those disclosed in the annual consolidated financial statements. There are no IFRS standards, IFRS amendments and IFRS interpretations that are not yet effective that, if adopted, would be expected to have a material impact on the Company’s condensed interim consolidated financial statements.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The following table highlights the Company’s material subsidiaries with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”) Birch-Uchi Projects (“Birch-uchi”)	Northwestern Ontario, Canada
Duparquet Gold Mines Inc.	100%	Duparquet Gold Project (“Duparquet”) Central Duparquet (“Duparquet”) Duquesne Gold Project (“Duquesne”) Pitt Gold Project (“Pitt”)	Québec, Canada

These financial statements were approved by the Board of Directors on August 7, 2024.

7

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

3. MARKETABLE SECURITIES

The movements in marketable securities during the six months ended June 30, 2024 and year ended December 31, 2023 are summarized as follows:

Total Marketable Securities (FVTOCI)
Balance as at December 31, 2022	$184
Additions	2,479
Disposals	(2,322)
Loss recorded in other comprehensive loss	(78)
Balance as at December 31, 2023	$263
Additions	3,401
Disposals	(431)
Loss recorded in other comprehensive loss	(388)
Balance as at June 30, 2024	$2,845

The Company holds securities of publicly traded companies as strategic interests. The investments where the Company does not have significant influence are classified as marketable securities which are designated as FVTOCI.

As the Company’s holding of NexGold’s shares decreased in Q2 2024, the Company no longer exerted significant influence over NexGold resulting in discontinued use of the equity method to account for the investment. The Company subsequently reclassified the investment as marketable securities as of May 6, 2024 (see Note 7).

As of June 30, 2024, the Company held common shares of NexGold Mining Corp. (“NexGold”, formerly Treasury Metals Inc.), Grid Metals Corp. and Patriot Lithium Limited.

4. PREPAID EXPENSES, ACCOUNTS AND OTHER RECEIVABLES

	June 30, 2024	December 31, 2023
GST and HST receivables	$269	$344
Other receivables	316	156
Prepaid expenses	224	375
	$809	$875

8

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

5. MINERAL PROPERTIES

As at June 30, 2024 and December 31, 2023, the Company had the following mineral properties:

	Springpole	Birch- Uchi (Note 5(a))	Duparquet (Note 5(b))	Cameron	Hope Brook (Note 5(c))	Others	Total
Balance December 31, 2023	$138,957	$7,983	$48,594	$32,848	$15,852	$-	$244,234
Acquisition	-	230	-	-	-	-	230
Concessions, taxes and royalties	241	-	39	15	-	-	295
Salaries and share-based payments	1,036	55	592	60	-	-	1,743
Drilling, exploration, and technical consulting	199	30	776	6	-	-	1,011
Assaying, field supplies, and environmental	4,770	23	546	29	1	-	5,369
Travel and other expenses	843	(8)	99	5	-	-	939
Total Expenditures	$7,089	$330	$2,052	$115	$1	$-	$9,587
Tax recovery received and impairment	-	-	(102)	-	(12,755)	-	(12,857)
Balance June 30, 2024	$146,046	$8,313	$50,544	$32,963	$3,098	$-	$240,964

	Springpole	Birch- Uchi (Note 5(a))	Duparquet (Note 5(b))	Cameron	Hope Brook (Note 5(c))	Others	Total
Balance December 31, 2022	$125,829	$3,871	$42,886	$32,581	$15,852	$128	$221,147
Acquisition	1,192	450	513	-	-	-	2,155
Concessions, taxes and royalties	405	-	28	23	-	-	456
Salaries and share-based payments	2,509	862	1,293	111	-	-	4,775
Drilling, exploration, and technical consulting	1,654	1,080	1,146	22	-	-	3,902
Assaying, field supplies, and environmental	6,464	1,143	2,570	85	-	-	10,262
Travel and other expenses	904	577	158	26	-	-	1,665
Total Expenditures	$13,128	$4,112	$5,708	$267	$-	$-	$23,215
Option payments received	-	-	-	-	-	(128)	(128)
Balance December 31, 2023	$138,957	$7,983	$48,594	$32,848	$15,852	$-	$244,234

9

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

5. MINERAL PROPERTIES (continued)

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests, the most significant of which are discussed below.

a) Birch-Uchi Properties

(i) Swain Post property option

On February 26, 2021, the Company entered into a three year earn-in agreement with Exiro Minerals Corp. (“Exiro”) pursuant to which First Mining may earn a 100% interest in Exiro’s Swain Post property (“Swain Post Property”) in northwestern Ontario by making total cash and share payments of $335,000 to Exiro during the term of the option, and by completing all assessment work requirements on the Swain Post Property during the three-year option term. During the six months ended June 30, 2024, the Company issued 641,026 common shares valued at $75,000 under the terms of the earn-in agreement. As of June 30, 2024, the Company has made total payments of $335,000 comprised of $60,000 in cash and issued common shares worth of $275,000 and has exercised the option to own a 100% interest in Exiro’s Swain Post Property.

(ii) Swain Lake property option

On April 28, 2021, the Company entered into an earn-in agreement with Whitefish Exploration Inc. (“Whitefish”), which gives First Mining the option to earn up to a 100% interest in Whitefish’s Swain Lake project (“Swain Lake”) in northwestern Ontario in two stages over a period of five years. First Mining may earn a 70% interest in Swain Lake by making cash payments totaling $200,000 and share payments totaling $425,000, and by incurring at least $500,000 worth of expenditures on the Swain Lake Property during the first three years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Swain Lake Property and will have an additional period of two years within which to acquire the remaining 30% interest in the Swain Lake Property by paying $1,000,000 in cash and issuing $1,000,000 worth of First Mining common shares to Whitefish.

On April 5, 2024, the Company and Whitefish agreed to amend the earn-in agreement to amend the future cash and share payment requirements by issuing $155,000 worth of First Mining common shares to Whitefish on or before the third anniversary of the Closing Date of the original agreement.  In Q2 2024, the Company issued 2,234,525 common shares valued at $480,000 and made a cash payment of $150,000 under the terms of the earn-in agreement. As a result, the Company completed its 3-year option agreement with Whitefish Exploration Inc. on the Swain Lake property, and 70% ownership of the property, which comprises 82 mining claims over an area of 1,656 hectares, was transferred to First Mining.

(iii) Vixen properties acquisition

On September 15, 2021, the Company entered into a three-year option agreement with ALX Resources Corp. (“ALX”) pursuant to which First Mining may earn up to a 100% interest in ALX’s Vixen North, Vixen South and Vixen West properties (the “Vixen Properties”) in northwestern Ontario in two stages over a period of five years. First Mining may earn a 70% interest in the Vixen Properties by making cash payments totalling $550,000 and share payments totalling $400,000 to ALX during the initial three-year option term, and by incurring at least $500,000 worth of expenditures on the property during the initial three-year option term.

On September 15, 2023, the Company and ALX agreed to amend the option agreement for the first stage of the earn-in to issue common shares instead of cash payment for future anniversary payments as follows:

10

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

5. MINERAL PROPERTIES (continued)

•	On or before the second anniversary of the Closing Date, the Company is to issue to ALX common shares of the Company’s shares equal to $175,000 (issued);
•	On or before the third anniversary of the Closing Date, the Company is to issue to ALX commons shares of the Company’s shares equal to $175,000;
•	On or before the fourth anniversary of the Closing Date, the Company is to issue to ALX common shares of the Company’s shares equal to $100,000;
•	On or before the fifth anniversary of the Closing Date, the Company to incur and fund expenditures on the property of not less than $500,000.

Pursuant to the amended agreement, the Company issued common shares of $175,000 during the year ended December 31, 2023. As of June 30, 2024, the Company has made payments of $350,000 in cash and issued common shares worth $375,000.

(iv) Birch Lake properties acquisition

On October 11, 2021, the Company entered into an earn-in agreement with Pelangio Exploration Inc. (“Pelangio”) pursuant to which First Mining may earn up to an 80% interest in Pelangio’s Birch Lake properties (the “Birch Lake Properties”) in two stages over a period of six years. First Mining may earn a 51% interest in the Birch Lake Properties by making cash payments totaling $350,000 and issuing in aggregate 1,300,000 First Mining common shares and by incurring at least $1,750,000 worth of expenditures on the Birch Lake Properties during the first four years of the earn-in term.  Upon completing the first stage of the earn-in, First Mining will hold a 51% interest in the Birch Lake Properties and will have an additional period of 2 years to acquire a further 29% interest in the Birch Lake Properties by paying $400,000 to Pelangio in cash or issuing First Mining common shares, at First Mining’s sole discretion, and by incurring an additional $1,750,000 worth of expenditures on the Birch Lake Properties.

On October 12, 2023, the Company and Pelangio agreed to amend the earn-in agreement to amend the future cash and share payment requirements to have an additional period of 3 years to complete the first stage of the earn-in.  Pursuant to the amended agreement, the Company paid $10,000 in cash and issued 250,000 common shares during the three months ended December 31, 2023. The agreement gives the Company the right to earn, through Gold Canyon, up to an 80% interest in Pelangio’s Birch Lake and Birch Lake West properties. As of June 30, 2024, the Company has made payments of $110,000 in cash and issued common shares worth $153,750.

On January 13, 2023, a subsidiary of the Company acquired the net assets of a private Company associated with Birch Lake and Casummit Lake properties for a total consideration of $600,000 cash and 3.5 million of First Mining common shares. $100,000 was paid prior to December 31, 2022, $100,000 cash was paid on closing, with the remaining cash to be paid as follows:

•	$100,000 cash payable on the first anniversary of the Closing Date (Paid).
•	$100,000 cash payable on the second anniversary of the Closing Date.
•	$200,000 cash payable on the third anniversary of the Closing Date.

2,000,000 common shares were issued on closing and the remaining shares will be issued as follows:

•	500,000 issued in January 2024, the first anniversary of the Closing Date.
•	1,000,000 common shares will be issued on the earlier of the third anniversary of closing and the date of a positive decision regarding the environmental assessment of the Springpole properties.

11

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

5. MINERAL PROPERTIES (continued)

(v) Stargazer properties acquisition

On October 29, 2021, the Company entered into a three year earn-in agreement with a private individual pursuant to which First Mining may earn a 100% interest in the Stargazer concession and other properties (“Stargazer Properties”) in northwestern Ontario by making cash and share payments of $250,000 to the private individual during the term of the option, and by incurring at least $350,000 worth of expenditures on the Stargazer Properties during the three-year option term.  On November 5, 2023, the Company entered into an amended agreement to amend the original terms of cash and share payments of $250,000 to $236,000 and the Company is to incur $300,000 worth of expenditures instead of $350,000.  The remaining share payments will be issued as follows:

•	No option payment is to be made following the second and third anniversary dates of the closing date of the agreement;
•	On the fourth anniversary of the Closing Date, the Company is to issue common shares worth $25,000;
•	On the fifth anniversary of the Closing Date, the Company is to issue common shares worth $25,000;
•	On the sixth anniversary of the Closing Date, the Company is to issue common shares worth $50,000;
•	On the seventh anniversary of the Closing Date, the Company is to issue common shares worth $100,000.

As of June 30, 2024, the Company has made payments of $24,000 in cash and issued common shares worth $12,000.

b) Duparquet Project

On January 30, 2023, First Mining, through its wholly-owned subsidiary Duparquet Gold Mines Inc. (formerly, Clifton Star), entered into an agreement with IAMGOLD Corporation, to acquire its Porcupine East property located adjacent to the Company’s Duparquet property and connecting the land package to its Pitt and Duquesne properties to the east. The transaction closed on February 2, 2023, for a total consideration of:

•	2.5 million First Mining common shares with a fair value of $512,500 issued upon closing of the transaction;
•	The granting of a 1.5% net smelter return royalty on the property;
•	A payment of $500,000, in cash or First Mining common shares, as First Mining may elect at its sole election, if the Company declares a minimum of 350,000 koz gold resource on the property; and
•

A payment of $1,000,000, in cash or First Mining common shares, as First Mining may elect at its sole discretion, to be paid within 12 months of commercial production being declared at the Duparquet Gold Project, as long as any major surface infrastructure related to the Duparquet Gold Project has been constructed on the Porcupine East Property.

On April 24, 2023, the Company announced that through its subsidiary it had sold mining claims (“Cat Lake Claims”) located in Manitoba to Grid Metals Corp. for total consideration of:

•	$300,000 in cash;
•	250,000 common shares of Grid Metals Corp.;
•	NSR 2% royalty on all production sold from the property. Grid Metals Corp may at any time purchase from the Company 50% (for a total of 1.0%) of the royalty by paying $1,000,000 to the Company; and
•

Deferred cash payment of $350,000, when the earlier of (i) the delineation of a 2 million tonnes or greater Mineral Resource on the Cat Lake Claims; and (ii) the date Grid Metals announces a construction decision which will result in the Mineral Resources on the Cat Lake Claims being mined at some point in time as part of an overall mining project.

As of June 30, 2024, the Company continues to maintain a provision for environmental remediation activities of $1.5 million (December 31, 2023 - $1.5 million) related to work to be incurred by the Company’s wholly-owned subsidiary.

12

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

5. MINERAL PROPERTIES (continued)

c) Hope Brook Project

On June 8, 2021, the Company announced it had closed a definitive earn-in agreement with Big Ridge Gold Corp.  whereby Big Ridge could earn up to an 80% interest in First Mining’s Hope Brook Gold Project located in Newfoundland, Canada. In accordance with the agreement, upon closing First Mining nominated one member to the Board of Directors of Big Ridge and received $500,000 and 11,500,000 shares of Big Ridge which were credited against the Hope Brook project mineral property balance. On September 13, 2022, Big Ridge completed Stage 1 of the earn-in requirements. On March 21, 2024, the Company and Big Ridge amended the earn-in agreement by removing the requirement for Big Ridge to incur an additional $10,000,000 in expenditures on the Hope Brook Gold Project in order to facilitate the Company’s liquidation of its investment position in Big Ridge and generate additional capital (see Note 8).  On March 28, 2024, Big Ridge exercised Stage 2 of the amended earn-in requirement by issuing the Company 10,000,000 Big Ridge common shares (initial recognition - $800,000), decreasing the Company’s ownership percentage in the Hope Brook Project from 49% to 20% and reducing the pre-impairment carrying value by $800,000. The Company tested the recoverable amount of the retained project interest; based on the estimated fair value an impairment loss of $11,955,000 was recognized during the period ended March 31, 2024.  See Note 8 below for further details of the investment in Big Ridge.

6. INVESTMENT IN PC GOLD INC.

Pursuant to a definitive Earn-in agreement (“Earn-in”) the Company and FireFly Metals executed on March 12, 2020, comprised of two stages, on June 9, 2021, the Company announced completion of the Stage 1 earn-in and accordingly FireFly Metals obtained a 51% ownership of the PC Gold legal entity. First Mining received the scheduled 100,000,000 FireFly Metals shares and executed the joint venture shareholders agreement. Following the completion of the Stage 1 earn-in by FireFly Metals, the Company’s percentage ownership of its former subsidiary, PC Gold, was reduced from 100% to 49%, which led to a loss of control and the resulting deconsolidation of PC Gold Inc. from First Mining’s financial statements. First Mining determined that its then 49% investment in the common shares of PC Gold gave it significant influence over PC Gold, requiring PC Gold to be recorded in First Mining’s financial statements using the equity method of accounting as an investment in associate.  Upon the completion of Stage 2 earn-in by FireFly Metals in August 2021, the Company’s percentage ownership reduced from 49% to 30%.

The initial recognition of the investment in an associate was accounted for based on an estimated fair value using a market approach to value Pickle Crow’s inferred resources on a per unit of metal basis derived from comparable gold project transactions. As at June 30, 2024, the Company owns a 30% interest in PC Gold Inc. and maintains significant influence which requires the investment to be accounted for using equity accounting.

	June 30, 2024	December 31, 2023
Balance, beginning of period	$21,527	$21,572
Equity income/(loss)	-	(45)
Balance, end of period	$21,527	$21,527

The subsequent equity accounting for PC Gold is based on audited results that is publicly available information for the year-ended June 30, 2023, and on the estimated year ended June 30, 2024. The amount may change after the audited year- ended financial statements is published in Q3 2024.

The $4,576,000 (December 31, 2023 - $4,576,000) liability balance as at June 30, 2024 represents the additional net dilution which would result from FireFly Metals completing its additional 10% equity interest in PC Gold Inc. Following receipt of $3,000,000 under this option, First Mining’s ownership would reduce to 20%.

13

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

6. INVESTMENT IN PC GOLD INC. (continued)

The FireFly Metals Earn-In Agreement requires First Mining to contribute its pro-rata share of environmental reclamation funding, which was 30% as at June 30, 2024 following completion of the Stage 2 earn-in. The Company has recorded a provision of $151,000 as of June 30, 2024 (December 31, 2023 - $151,000) which is in line with FireFly Metals’ estimate of the environmental reclamation provision.

7. INVESTMENT IN NEXGOLD

a) NexGold Mining Corp. Share Purchase Agreement Overview

On August 7, 2020, First Mining completed a transaction with NexGold under a share purchase agreement (the “NexGold Share Purchase Agreement”), pursuant to which NexGold agreed to acquire all of the issued and outstanding shares of Tamaka Gold Corporation, a previously wholly-owned subsidiary of the Company, and 100% owner of the Goldlund Project. The only remaining term of the NexGold Share Purchase Agreement is the right by First Mining over certain contingent milestone payments totaling $5 million, payable in cash on certain key advancements at Goldlund which have not been recorded as at June 30, 2024.

b) Equity Accounting Method for Investment in NexGold and Impairment

The Company previously accounted for its investment using the equity method due to its significant influence over   NexGold.  On May 6, 2024, the Company announced the disposal of 4,529,000 common shares of NexGold for $988,879 ($998,888 net of transaction costs of $10,009), reducing its shareholding from 10.96% to 8.26% of the issued and outstanding common shares. The Company no longer has significant influence over NexGold, discontinuing use of the equity method of accounting for the investment and reclassifying its investment as marketable securities.

The Company subsequently sold an additional 1,961,000 NexGold shares in May 2024 for $413,949 ($418,252 net of transaction costs of $4,303). As at June 30, 2024, the Company owns approximately 13.5 million common shares of NexGold.

	June 30, 2024	December 31, 2023
Balance, beginning of period	$3,269	$5,592
Equity (loss)	(313)	(778)
Impairment of Investment in NexGold	-	(1,545)
Disposal of NexGold	(671)
Reclassification of investment	(2,285)	-
Balance, end of period	$-	$3,269

The equity accounting for NexGold was based on audited results that is publicly available information for the year ended December 31, 2023 and an estimate of results for the period of January 1, 2024 to June 30, 2024. The Company’s share of NexGold’s net loss up to May 6, 2024 was $313,000.

8. INVESTMENT IN BIG RIDGE GOLD CORP.

On September 13, 2022, Big Ridge completed Stage 1 of the earn-in requirements necessary to satisfy the earn-in threshold set out in the Hope Brook earn-in agreement. Big Ridge issued a total of 15.0 million common shares to the Company with an aggregate fair value of $2,175,000, resulting in an increase in the Company’s common share ownership interest in Big Ridge from 10.8% to 19.5% on December 31, 2022. In addition to its share ownership interest, the Company considered various qualitative factors including representation rights on Big Ridge’s board of directors in arriving at the determination that significant influence exists, and therefore the Company applies the equity method of accounting.

14

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

8. INVESTMENT IN BIG RIDGE GOLD CORP. (continued)

On March 21, 2024, the Company amended the existing earn-in agreement with Big Ridge. Subsequently, Big Ridge completed Stage 2 of the earn-in requirement and issued a total of 10.0 million common shares to the Company with an aggregate fair value of $800,000, increasing the Company’s common share ownership interest in Big Ridge to 18.4% from 14.1% (see Note 5(c)). During the six months ended June 30, 2024, the Company completed the sale of 36,500,000 Big Ridge shares for $1,749,845 ($1,825,000 net of transaction costs of $75,155) resulting in a net realized loss of $385,030 based on the original cost at the time of initial recognition of the securities and the Company no longer owns an equity interest in Big Ridge.

	June 30, 2024	December 31, 2023
Balance, beginning of period	$1,406	$2,119
Equity (loss)	(381)	(149)
Completion of Stage 2 Earn-in	800	-
Dilution losses on Investment	-	(564)
Disposal of investment	(1,825)
Balance, end of period	$-	$1,406

The equity accounting for Big Ridge is based on its audited results that is publicly available information for the year ended June 30, 2023, and an estimate of results for the period of July 1, 2023 to March 28, 2024.

9. PROPERTY AND EQUIPMENT

On April 28, 2023, the Company acquired real and personal property for $800,000 in cash and 1,000,000 common shares of the Company from a private company and individual on the following payment terms:

•	$200,000 cash payable on the closing date and issue 1,000,000 shares (paid)
•	$300,000 cash payable on or before the first anniversary of the closing date (paid)
•	$300,000 cash payable on or before the second anniversary of the closing date.

10. SILVER STREAM DERIVATIVE LIABILITY

a) Silver Purchase Agreement Overview and Consideration Received

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million (approx. $30.6 million as at the closing date), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project over the life of the project (the “Silver Stream”) and also received 30 million common share purchase warrants of First Mining. Each share purchase warrant entitles First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years (subsequently re-priced to $0.37 in accordance with the terms of the Silver Purchase Agreement). The fair value of warrants is determined using Black-Scholes option pricing model.

First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million (approximately $30.8 million as at June 30, 2024) at any time prior to the commencement of production at Springpole (the “Buy-Back Right”).

15

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

10. SILVER STREAM DERIVATIVE LIABILITY (continued)

Per the Silver Purchase Agreement, First Majestic paid US$10 million ($13.7 million) to First Mining on the July 2, 2020, closing date, with US$2.5 million ($3.3 million) paid in cash and the remaining US$7.5 million ($10.4 million) paid in 805,698 common shares of First Majestic (“Tranche 1”). Upon announcement of the Pre-Feasibility Study (“PFS”) on March 4, 2021, First Mining received US$7.5 million ($9.8 million) from First Majestic, with US$3.75 million ($4.8 million) paid in cash and the remaining US$3.75 million ($5.0 million) paid in 287,300 common shares of First Majestic (“Tranche 2”). The final tranche (“Tranche 3”) of US$5.0 million ($6.5 million) is payable by First Majestic upon First Mining receiving approval of a federal or provincial environmental assessment for the Springpole Gold Project, which is to be paid half in cash and half in shares of First Majestic.

The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project. If, upon expiration of the term of the Silver Purchase Agreement, the Company has not sold to First Majestic an amount of silver sufficient to reduce the Advance Payment to nil, then a refund of the uncredited balance, without interest shall be due and owing by the Company to First Majestic.

The silver delivered to First Majestic may be sourced from the Springpole Gold Project, or the Company may substitute any required refined silver with refined silver from a source other than the Springpole Gold Project, with the exception of silver purchased on a commodity exchange.

b) Silver Stream Derivative Liability Fair Value

The Company has considered that the Silver Stream is a standalone derivative measured at FVTPL. The estimated fair value of the Silver Stream derivative liability is determined using a discounted cash flow model which incorporates a Monte Carlo simulation, with the following key input assumptions: 1) Observable assumptions include, Silver Stream based implied volatility of COMEX silver, COMEX silver future curve, silver spot price, USD risk-free rate, USD/CAD foreign exchange rates, and share price of the Company, and 2) Unobservable assumptions include the Company’s credit spread,  historical volatility of the warrant and payable silver quantities. The fair value of the Silver Stream derivative liability is a Level 3 measurement.

The fair value of the Silver Stream derivative liability is calculated at each reporting date as the net of the future Advance Payment tranches receivable and the Silver Stream obligation, with gains or losses recorded in the statement of net loss and comprehensive loss. The fair value of the Silver Stream derivative liability as at June 30, 2024 is US$35,933,000 ($49,181,000), which is comprised of the Silver Stream obligation fair value of US$39,493,000 ($54,053,000) less the Advance Payment receivable fair value of US$3,560,000 ($4,872,000). The fair value of the Silver Stream derivative liability as at December 31, 2023 was US$25,930,000 ($34,295,000), which is comprised of the Silver Stream obligation fair value of US$29,470,000 ($38,976,000) less the Advance Payment receivable fair value of US$3,540,000 ($4,681,000). As of June 30, 2024, a 5% change in silver price would result in a change in fair value of US$1,797,000 ($2,458,000).

	June 30, 2024	December 31, 2023
Balance, beginning of period	$(34,295)	$(27,171)
Change in fair value	(14,886)	(7,124)
Balance, end of period	$(49,181)	$(34,295)

16

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2024	December 31, 2023
Accounts payable	$1,392	$1,844
Accrued liabilities	3,214	2,984
Total	$4,606	$4,828

12. FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability portion of the Company’s flow-through share issuances:

	August 26, 2022	September 2, 2022	June 23, 2023	June 14, 2024	Total
Balance, December 31, 2022	$872	$170	$-	$-	$1,042
Settlement of flow-through share premium liability upon incurring eligible expenditures	(872)	(170)	(534)	-	(1,576)
Liability incurred for flow-through share issued June 23, 2023	-	-	1,759	-	1,759
Balance, December 31, 2023	$-	$-	$1,225	$-	$1,225
Settlement of flow-through share premium liability upon incurring eligible expenditures	-	-	(598)	(10)	(608)
Liability incurred for flow-through share issued June 14, 2024	-	-	-	1,798	1,798
Balance, June 30, 2024	$-	$-	$627	$1,788	$2,415

As at June 30, 2024, the Company had $4,281,000 (December 31, 2023 – $3,482,000) of unspent flow-through expenditure commitments, of which $2,581,000 is required to spend by December 31, 2024, and $1,700,408 is required to spend by December 31, 2025.

13. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.

Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares as at June 30, 2024: 963,359,362 (December 31, 2023 – 916,414,375).

Preferred shares as at June 30, 2024: nil (December 31, 2023 – nil).

17

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

13. SHARE CAPITAL (continued)

Non-Brokered Private Placement Financing

On June 23, 2023, the Company completed a non-brokered private placement raising aggregate gross proceeds of $5,000,000 (the “Offering”) which consisted of 18,518,519 flow-through units (the “FT units”) of the Company at a price of $0.27 per FT unit.  Each FT unit is consisted of one common share and one half of one common share purchase warrant (the “Warrant”), with each full common share purchase warrant being exercisable to acquire one additional common share of the Company at a price of $0.27 for a period 36 months following the closing date of the Offering.  The common shares that comprise the FT units qualify as “flow-through shares” for the purposes of the Income Tax Act (Canada) (the “ITA”).  An amount of $2,789,000 ($2,916,000 net of issuance costs of $127,000) was recorded in share capital.  The Warrants were valued at $324,000 using the relative fair value method, and the remaining $1,759,000 represents the implied premium, was recorded as a flow-through share premium liability (Note 13).  The fair value of warrants is determined using Black-Scholes option pricing model, which takes into account of the following assumptions:  Exercise price $0.27 per share; time to expiration – 3 years; risk-free rate at 3.74% per annum and volatility rate at 48.33%.

On June 14, 2024, the Company completed a non-brokered private placement raising aggregate gross proceeds of $6,950,000 (the “Offering”) which consisted of 31,212,121 common shares that qualify as “flow-through shares” (the “FT Share”) for the purposes of the Income Tax Act (Canada) (the “ITA”) at a price of $0.165 per FT Share, and 10,000,000 common shares that qualify as “flow-through shares” for the purposes of the ITA and the Taxation Act (Quebec) (the “Quebec FT Shares”) at a price of $0.18 per Quebec FT Share.  An amount of $4,739,000 ($5,152,000 net of issuance costs of $413,000) was recorded in share capital, and $1,798,000 represents the implied premium, was recorded as a flow-through share premium liability (Note 12).

c) Warrants

The movements in warrants during the six months ended June 30, 2024 and year ended December 31, 2023 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2022	50,347,237	$0.35
Warrants expired	(18,297,009)	0.31
Warrants issued	52,589,759	0.21
Balance as at December 31, 2023 and June 30, 2024	84,639,987	$0.27

The following table summarizes information about warrants outstanding as at June 30, 2024:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.20	43,330,500	$0.20	2.39
$0.27	9,259,259	$0.27	1.98
$0.37	32,050,228	$0.37	1.01
	84,639,987	$0.27	1.82

18

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

13. SHARE CAPITAL (continued)

d) Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

The movements in stock options during the six months ended June 30, 2024, and year ended December 31, 2023 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2022	46,372,500	$0.37
Options granted	16,960,000	0.19
Options expired	(16,517,500)	0.44
Options forfeited	(1,755,000)	0.23
Balance as at December 31, 2023	45,060,000	$0.28
Options granted	26,607,500	0.12
Options expired/cancelled	(10,487,500)	0.33
Options forfeited	(2,000,000)	0.17
Balance as at June 30, 2024	59,180,000	$0.20

The following table summarizes information about the stock options outstanding as at June 30, 2024:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
0.10- 0.18	26,507,500	$0.12	4.56	6,939,375	$0.12	4.44
0.185- 0.25	16,397,500	$0.20	3.11	13,245,000	$0.20	2.98
0.26- 0.50	16,275,000	$0.33	2.08	16,275,000	$0.33	2.08
	59,180,000	$0.20	3.48	36,459,375	$0.25	2.86

During the six months ended June 30, 2024, there were 26,607,500 (June 30, 2023 - 16,335,000) stock options granted with an aggregate fair value at the date of grant of $1,500,715 (June 30, 2023 - $1,640,100), or a weighted average fair value of $0.06 per option (June 30, 2023 - $0.10). As at June 30, 2024, 22,720,625 (June 30, 2023 - 15,382,500) stock options remain unvested with an aggregate grant date fair value of $1,503,560 (June 30, 2023 - $1,655,620).

19

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

13. SHARE CAPITAL (continued)

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods. For the six months ended June 30, 2024, share-based payments expense is comprised of stock options $962,957, restricted share units (“RSUs”) $143,507, deferred share units (“DSUs”) $34,308, and performance share units (“PSUs”) $121,183, and are classified within the financial statements as follows:

	For the six months ended June 30,
Statements of Net Loss:	2024	2023
General and administration	$494	$728
Exploration and evaluation	25	25
Investor relations and marketing communications	156	71
Corporate development and due diligence	232	139
Subtotal	$907	$963
Statements of Financial Position:
Mineral Properties	355	593
Total	$1,262	$1,556

The grant date fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended	Year ended
	June 30, 2024	December 31, 2023
Risk-free interest rate	3.51%	3.25%
Share price at grant date (in dollars)	$0.12	$0.19
Exercise price (in dollars)	$0.12	$0.19
Expected life (years)	5.00 years	5.00 years
Expected volatility (1)	57.20%	65.06%
Forfeiture rate	7.50%	7.50%
Expected dividend yield	Nil	Nil

(1)	The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

e) Restricted Share Units

During the six months ended June 30, 2024, the Company granted 8,422,115 (June 30, 2023 – 2,817,045) RSUs under its share-based compensation plan to the Company’s executive officers and management as part of the Company’s long-term incentive plan (“LTIP”). Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and will be settled in equity upon vesting.

During the six months ended June 30, 2024, the Company issued 223,334 (June 30, 2023 – 539,998) common shares pursuant to the exercise of RSUs for an aggregate settlement value of $73,090 (June 30, 2023 - $176,921).

20

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

13. SHARE CAPITAL (continued)

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

The following table summarizes the changes in RSU’s for the six months ended June 30, 2024 and year ended December 31, 2023:

	Number	Weighted average fair value
Balance as at December 31, 2022	1,890,002	$0.31
RSUs granted	2,817,045	0.18
RSUs settled	(763,330)	0.33
RSUs forfeited	(330,002)	0.30
Balance as at December 31, 2023	3,613,715	$0.20
RSUs granted	8,422,115	0.11
RSUs settled	(223,334)	0.33
RSUs forfeited	(1,261,213)	0.18
Balance as at June 30, 2024	10,551,283	$0.12

f) Deferred Share Units

During the six months ended June 30, 2024, the company granted 400,000 (June 30, 2023 – 450,000) DSUs under its share-based compensation plan to a director as part of the Company’s LTIP. DSUs have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

	Number	Weighted average fair value
Balance as at December 31, 2022	659,000	$0.30
DSUs granted	450,000	0.18
Balance as at December 31, 2023	1,109,000	$0.25
DSUs granted	400,000	0.11
Balance as at June 30, 2024	1,509,000	$0.21

21

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

13. SHARE CAPITAL (continued)

g) Performance Share Units

During the six months ended June 30, 2024, the Company granted 5,650,000 PSUs (June 30, 2023 – 4,900,000) under the Plan to certain executives as part of the Company’s LTIP. The amount of shares ultimately to be issued will vary from a factor of 0 to 2 based on the number of PSUs granted, depending on the Company’s share performance as compared to the share performance of a selected group of peer companies.

The estimated value of the PSUs is determined at the grant date using a Monte Carlo simulation model. The model is based on several assumptions, including the share price volatility of the Company’s stock, as well as the volatility of the selected group of peer companies and the correlation of returns between the peer group and the Company.

The following table summarizes the changes in PSUs for the six months ended June 30, 2024 and year ended December 31, 2023:

	Number	Weighted average fair value
Balance as at December 31, 2022	1,913,000	$0.24
PSUs granted	4,900,000	0.22
Balance as at December 31, 2023	6,813,000	$0.23
PSUs granted	5,650,000	0.09
PSU forfeited	(1,997,000)	0.22
Balance as at June 30, 2024	10,466,000	$0.16

22

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

14. OPERATING EXPENSES

Operating expenses by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive loss, are as follows:

	For the three months ended June 30, 2024
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$30	$48	$3	$4	$85
Consultants	94	7	-	-	101
Depreciation (non-cash)	37	89	-	-	126
Directors’ fees	82	-	-	-	82
Investor relations and marketing communications	-	-	125	2	127
Professional fees	147	-	-	-	147
Salaries	255	22	96	57	430
Share-based payments (non-cash) (Note 13)	284	11	66	109	470
Transfer agent and filing fees	17	-	14	-	31
Travel and accommodation	(1)	2	12	3	16
Operating expenses total	$945	$179	$316	$175	$1,615

	For the three months ended June 30, 2023
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$88	$31	$7	$4	$130
Consultants	114	6	-	165	285
Depreciation (non-cash)	76	33	-	-	109
Directors’ fees	79	-	-	-	79
Investor relations and marketing communications	-	1	131	-	132
Professional fees	412	-	-	-	412
Salaries	323	51	93	53	520
Share-based payments (non-cash) (Note 13)	354	19	19	67	459
Transfer agent and filing fees	28	-	42	-	70
Travel and accommodation	4	5	30	-	39
Operating expenses total	$1,478	$146	$322	$289	$2,235

23

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

14. OPERATING EXPENSES (continued)

	For the six months ended June 30, 2024
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$65	$111	$8	$5	$189
Consultants	148	12	-	115	275
Depreciation (non-cash)	80	166	-	-	246
Directors’ fees	156	-	-	-	156
Marketing and conferences	-	3	302	2	307
Professional fees	141	-	-	-	141
Salaries	949	80	189	84	1,302
Share-based payments (non-cash) (Note 13)	495	25	156	231	907
Transfer agent and filing fees	153	-	14	-	167
Travel and accommodation	11	3	31	12	57
Operating expenses total	$2,198	$400	$700	$449	$3,747
Impairment of non-current asset (non-cash)					11,955
Loss from operational activities					$15,702

	For the six months ended June 30, 2023
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$174	$59	$13	$14	$260
Consultants	167	24	-	130	321
Depreciation (non-cash)	204	33	-	-	237
Directors fees	149	-	-	-	149
Investor relations and marketing communications	-	3	342	5	350
Professional fees	662	-	-	-	662
Salaries	983	95	179	83	1,340
Share-based payments (non-cash) (Note 13)	728	25	71	139	963
Transfer agent and filing fees	102	-	42	-	144
Travel and accommodation	9	12	50	1	72
Operating expenses total	$3,178	$251	$697	$372	$4,498

24

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

15. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, development and strategic disposition of its North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at June 30, 2024 and December 31, 2023 is as follows: Canada - $264,877,000 (December 31, 2023 - $272,718,000).

16. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the key management personnel, Company’s Directors and Officers.

Key management of the Company i consists of the members of the Board of Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the six months ended June 30, 2024 and 2023 is as follows:

Service or Item	Three months ended June 30		Six months ended June 30,
	2024	2023	2024	2023
Directors’ fees	$82	$75	$156	$145
Salaries and consultants’ fees	374	471	850	1,225
Share-based payments (non-cash)	546	522	854	1,097
Total	$1,002	$1,068	$1,860	$2,467

17. FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•

Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, short term investments, current accounts and other receivables, and accounts payable, accrued and other liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are financial assets and liabilities at amortized cost.

The carrying value of investments was based on the quoted market prices of the shares as at June 30, 2024 and was therefore considered to be Level 1.

As the FireFly Metals Earn‐In Agreement provides FireFly Metals the right to earn an interest in PC Gold Inc., rather than a direct interest in the Pickle Crow project, FireFly Metals’ option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Pickle Crow project option liability is classified as financial liability at FVTPL. The carrying value of the Option is not based on observable market data and therefore is considered to be Level 3.

25

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

17. FAIR VALUE (continued)

The fair value of the Option – Pickle Crow Gold Project as at June 30, 2024, was determined by reference to the portion of the estimated fair value of PC Gold Inc. to be given up by the Company with the option for FireFly Metals to earn an additional 10%, net of $3,000,000 proceeds to be received on exercise.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3. The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	June 30, 2024				December 31, 2023
		Fair value measurement				Fair value measurement
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Financial assets:
Marketable Securities (Note 3)	$2,845	$2,845	$-	$-	$263	$263	$-	$-
Financial liabilities:
Silver Stream derivative liability (Note 10)	$49,181	$-	$-	$49,181	$34,295	$-	$-	$34,295
Option – PC Gold (Note 6)	$4,576	$-	$-	$4,576	$4,576	$-	$-	$4,576

18. SUBSEQUENT EVENTS

a)	Subsequent to June 30, 2024, 300,000 stock options were granted at an exercise price of $0.14 per share.

b)

As of July 15, 2024, the Company’s equity ownership in NexGold was reduced to approximately 4.43% due to dilution resulting from the closing of the merger of Treasury Metals Inc. and Black Wolf Copper and Gold Ltd. and concurrent financings. As of August 7, 2024, the Company’s share ownership position remains below 5%.

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